UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Kevin A. McGovern c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

481,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

481,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer").  The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen, and (vii) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)
Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund.  Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP.  Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services.  The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Prior to March 2009, HMC was affiliated with the Harbinger Capital Partners Funds ("Harbinger") managed by Philip Falcone.  On June 27, 2012, the Securities and Exchange Commission (the "SEC") filed civil fraud charges against Mr. Falcone and Harbinger related to, among other things, their trading in the bonds of a small company known as MAAX Holdings in 2006-2008 that the SEC alleges to have been "manipulative" in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act").  The SEC also sought to hold HMC derivatively liable as a "control person" under Section 20(A) of the Exchange Act.  Section 20(A) is a derivative liability provision that does not prohibit any specified conduct and cannot be independently violated by one's own conduct, but imposes joint and several liability on certain persons who control another to the extent that such "controlled person" is independently liable for its own violations of the securities laws.  Except as set forth in this Item 2(e) none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.  The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $2,293,852.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with its investment research methods and evaluation criteria, the Reporting Persons have discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not currently have any plans or proposals that relate to or would result in such actions.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof,  (i) HFA, HMC, the Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 481,119 Shares, constituting 5.1% of the Shares, based upon *9,345,246 Shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 481,119 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 481,119 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at May 5, 2016, as reported in the Issuer's Form 10-Q, filed on May 9, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2016
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Senior Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 25, 2016, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

May 25, 2016
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Senior Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
05/11/2016	Common Stock, $0.01 par value	294,200		4.7495
05/12/2016	Common Stock, $0.01 par value	30,000		4.8000
05/13/2016	Common Stock, $0.01 par value	100		4.7900
05/16/2016	Common Stock, $0.01 par value	100		4.8400
05/16/2016	Common Stock, $0.01 par value	72,000		4.8500
05/17/2016	Common Stock, $0.01 par value	5,000		4.7488
05/18/2016	Common Stock, $0.01 par value	7,449		4.5743
05/19/2016	Common Stock, $0.01 par value	32,365		4.6862
05/20/2016	Common Stock, $0.01 par value	28,786		4.9277
05/23/2016	Common Stock, $0.01 par value	2,100		4.7857
05/24/2016	Common Stock, $0.01 par value	5,000		4.5700
05/24/2016	Common Stock, $0.01 par value	4,019		4.5162

SK 03773 0032 7157397